UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CRONOS GROUP INC.
(Exact name of the registrant as specified in its charter)

British Columbia, Canada	001-38403	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

111 Peter Street, Suite 300 Toronto, Ontario	M5V 2H1
(Address of principal executive offices)	(Zip Code)

Terry Doucet         (416) 504-0004
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Cronos Group Inc. (“Cronos”) is provided as Exhibit 1.01 to this Form SD and is publicly available at https://thecronosgroup.gcs-web.com/financial-information/sec-filings. The information contained in, and that can be accessed through, the respective websites of Cronos and its subsidiaries is not, and shall not be deemed to be, a part of this Form SD or its Conflict Minerals Report or incorporated into any other filings Cronos makes with the Securities and Exchange Commission.

Item 1.02      Exhibit

A copy of Cronos’ Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01      Exhibits

Exhibit 1.01      Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2023	CRONOS GROUP INC.

	By:	/s/ Mike Gorenstein
	Name:	Mike Gorenstein
	Title:	Chairman, President and Chief Executive Officer